Exhibit 99.1

China Hydroelectric Corporation Announces Director Resignation

Beijing, September 23, 2013/PRNewswire-Asia-FirstCall/-- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that on September 17, 2013, Mr. Shadron Lee Stastney, a director of the Company, informed the Company’s Board of Directors (the “Board”) that he intended to resign from the Board with immediate effect and not seek re-election at the Company’s upcoming annual general meeting of shareholders, which is scheduled for October 17, 2013.  Mr. Stastney has been a member of the Board since October 2012, and previously served as a director of the Company from May 2007 to September 2012.  Mr. Stastney is a member of the compensation committee of the Board.  Effective immediately, Mr. Stastney will no longer serve on the Board and the compensation committee.  Mr. Stastney’s decision to resign from the Board is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices or any other concern regarding the Company.

About China Hydroelectric Corporation

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner, developer and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. The Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 25 operating hydropower stations in China with total installed capacity of 517.8 MW, of which it acquired 21 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.  Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For more information, please contact:

China Hydroelectric Corporation
Scott Powell Investor Relations and Corporate Communications Phone (U.S.): +1-646-650-1351 Email: ir@china-hydro.com	James Hull Financial Analyst Phone (China): +86-10-6408-2341 Email: james.hull@chinahydroelectric.com

ICR, LLC Gary Dvorchak, CFA Senior Vice President Phone (China): +86-10-6583-7500 Phone (U.S.): +1 (310) 954-1123 Email: gary.dvorchak@icrinc.com